Exhibit 99.1 - Stantec Inc.’s Management's Discussion and Analysis
Management’s Discussion and Analysis

August 12, 2026
This Management's Discussion and Analysis (MD&A) of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the quarter and the two quarters ended June 30, 2026, dated August 12, 2026, should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2026, and the MD&A and audited consolidated financial statements and related notes included in our 2025 Annual Report filed on February 25, 2026.

Our unaudited interim consolidated financial statements and related notes for the quarter and the two quarters ended June 30, 2026, are prepared in accordance with International Accounting Standard 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board. We continue to apply the same accounting policies as those used in 2025, except for the adoption of the amendments to IFRS 9 and IFRS 7. These amendments, disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter and the two quarters ended June 30, 2026 (incorporated herein by reference) resulted in a change in accounting policy discussed in the Critical Accounting Developments, Estimates, and Measures section.

All amounts shown in this report are in Canadian dollars unless otherwise indicated.

Additional information regarding our Company, including our Annual Information Form, is available on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov. Such additional information is not incorporated herein by reference, unless otherwise specified, and should not be deemed to be part of this MD&A. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS Accounting Standards (non-IFRS) and Other Financial Measures
The Company reports its financial results in accordance with IFRS Accounting Standards. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures, including: adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, free cash flow to net income, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (Definitions) and Liquidity and Capital Resources sections and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS Accounting Standards are provided (see the Q2 2026 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures do not have a standardized meaning under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS Accounting Standards, these non-IFRS and other financial measures provide useful information to investors to assist them in understanding components and trends in our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

Management’s Discussion and Analysis June 30, 2026	M-1	Stantec Inc.

Business Model
Stantec is a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more. Our strategy is guided by our vision: the success of our clients, communities, and people worldwide is our greatest ambition. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

At Stantec, community encompasses everyone connected to the work we do—from our project teams and industry colleagues to our clients and the people our work impacts. The Stantec community unites approximately 34,000 employees working in over 450 locations across six continents. Please see page M-2 of Stantec’s 2025 Annual Report for further details on our business model.

Strategic Acquisitions Completed in 2026 and 2025

Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
Page Southerland Page, LLC. (Page)	July 2025	Washington, DC	1,400			●
Global
Kallan Sustainable Holdings Limited and Ryan Hanley Limited (Ryan Hanley)	April 2025	Galway, Ireland	150		●
Cosgroves Group Limited (Cosgroves)	June 2025	Christchurch, New Zealand	90			●

Management’s Discussion and Analysis June 30, 2026	M-2	Stantec Inc.

Q2 2026 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2026		2025		2026		2025
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	2,228.0	125.1%	1,964.3	123.0%	4,295.7	123.6%	3,887.9	123.4%
Net revenue	1,780.6	100.0%	1,596.7	100.0%	3,474.9	100.0%	3,149.7	100.0%
Direct payroll costs	809.9	45.5%	732.0	45.8%	1,590.1	45.8%	1,441.5	45.8%
Project margin	970.7	54.5%	864.7	54.2%	1,884.8	54.2%	1,708.2	54.2%
Administrative and marketing expenses	648.2	36.4%	598.3	37.5%	1,296.5	37.3%	1,210.3	38.4%
Depreciation of property and equipment	18.1	1.0%	17.3	1.1%	35.8	1.0%	34.9	1.1%
Depreciation of lease assets	35.3	2.0%	31.1	1.9%	69.8	2.0%	63.3	2.0%
Net impairment (reversal) of lease assets	12.9	0.7%	(0.8)	(0.1%)	12.9	0.4%	(0.9)	—%
Amortization of intangible assets	40.3	2.3%	31.3	2.0%	82.9	2.4%	60.0	1.9%
Net interest expense and other net finance expense	27.0	1.5%	21.2	1.3%	51.1	1.5%	42.6	1.4%
Other income	(11.2)	(0.6%)	(12.8)	(0.7%)	(10.9)	(0.4%)	(11.1)	(0.4%)
Income taxes	49.8	2.8%	43.7	2.7%	85.6	2.5%	73.6	2.3%
Net income	150.3	8.4%	135.4	8.5%	261.1	7.5%	235.5	7.5%
Basic and diluted earnings per share (EPS)	1.32	n/m	1.19	n/m	2.29	n/m	2.06	n/m
Adjusted EBITDA (note)	332.9	18.7%	284.4	17.8%	619.9	17.8%	536.7	17.0%
Adjusted net income (note)	182.5	10.2%	154.7	9.7%	334.7	9.6%	287.5	9.1%
Adjusted EPS (note)	1.61	n/m	1.36	n/m	2.94	n/m	2.52	n/m
Dividends declared per common share	0.245	n/m	0.225	n/m	0.490	n/m	0.450	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted EPS are non-IFRS measures (discussed in the Definitions section).
n/m = not meaningful

Q2 2026 compared to Q2 2025

We achieved strong second quarter adjusted net income of $182.5 million and adjusted earnings per share of $1.61, reflecting an increase of 18.4%, driven by net revenue growth and strong operational performance.
•Net revenue increased 11.5% or $183.9 million, to $1.8 billion, driven by acquisition growth of 7.1%, which primarily reflects strong results of Page in our US operations, and organic growth of 3.7%. This was driven by organic growth in our Global region of 12.8%.
•Project margin increased 12.3% or $106.0 million, to $970.7 million as a result of net revenue growth and solid project execution. Project margin, as a percentage of net revenue, increased by 30 basis points to 54.5%.
•Adjusted EBITDA increased 17.1% or $48.5 million, to $332.9 million. Adjusted EBITDA margin was 18.7%, an increase of 90 basis points compared to Q2 2025. The growth in margin was primarily due to the increase in net revenue, solid project margin, and lower administrative and marketing expenses as a percentage of net revenue, reflecting our focus on efficient management of operations and optimization of discretionary spending.
•Net income increased 11.0% or $14.9 million, to $150.3 million, and diluted EPS increased 11.0%, or $0.13, to $1.32, mainly due to net revenue growth and solid project margin, and, as a percentage of net revenue, a

Management’s Discussion and Analysis June 30, 2026	M-3	Stantec Inc.

110 basis point reduction in administrative and marketing expenses, partly offset by impairment recorded on lease assets and higher amortization of intangible assets as a result of our recent acquisitions.
•Adjusted net income grew 18.0% or $27.8 million, to $182.5 million, achieving 10.2% of net revenue—an increase of 50 basis points compared to Q2 2025. Adjusted EPS increased 18.4% or $0.25, to $1.61.
•Contract backlog grew to $9.2 billion at June 30, 2026, achieving a 17.5% year over year increase, which included 7.8% acquisition growth and 7.0% organic growth. Notably, our acquisition of Page contributed to over 40% backlog growth in our Buildings business. Additionally, organic growth was achieved in all of our regions, driven primarily by nearly 25% organic growth in our Global region and over 10% organic growth in our Water business. Contract backlog represents approximately 13 months of work.
•Cash flows from operations were $118.6 million, which was a decrease of $15.4 million compared to Q2 2025. This reflects required investment in net working capital as a result of revenue growth.
•Days sales outstanding (DSO) was 75 days, an increase of two days compared to Q2 2025 and within our target of 75 days.
•Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2026 remained at 1.3x, within our internal target range of 1.0x to 2.0x.
•On July 31, 2026 we acquired Niche, a 200-person engineering and environmental consultancy firm in Australia, bolstering our Environmental Services operations.
•On August 12, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on October 15, 2026, to shareholders of record on September 29, 2026.

Year-to-date Q2 2026 compared to year-to-date Q2 2025
•Net revenue increased 10.3% or $325.2 million, to $3.5 billion, driven by acquisition growth of 7.2%, which primarily reflects strong results of Page in our US operations, and organic growth of 3.7%. This was driven by organic growth in our Global region of 10.4% combined with modest improvements in Canada and the United States. The largest driver of organic growth was a 13.0% increase in net revenue from our Water business.
•Project margin increased $176.6 million or 10.3%, to $1.9 billion. As a percentage of net revenue, project margin remained consistent with the prior year at 54.2%.
•Adjusted EBITDA increased $83.2 million or 15.5%, to $619.9 million. Adjusted EBITDA margin increased by 80 basis points over the prior period to 17.8%, primarily due to lower administrative and marketing expenses as a percentage of net revenue, reflecting our focus on efficient management of operations and optimization of discretionary spending.
•Net income increased 10.9% or $25.6 million, to $261.1 million, and diluted EPS increased 11.2%, or $0.23, to $2.29, mainly due to higher net revenue and lower administrative and marketing expenses as a percentage of net revenue partly offset by higher amortization of intangible assets and lease asset impairment.
•Adjusted net income grew 16.4% or $47.2 million, to $334.7 million, achieving 9.6% of net revenue—an increase of 50 basis points—and adjusted EPS increased 16.7%, or $0.42, to $2.94.
•Cash flows from operations were $116.3 million, which was a decrease of $118.4 million compared to the prior year. This reflects the required investment in net working capital as a result of revenue growth and the residual impacts of the Page integration in Q1 2026.

Management’s Discussion and Analysis June 30, 2026	M-4	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Net income	150.3	135.4	261.1	235.5
Add back:
Income taxes	49.8	43.7	85.6	73.6
Net interest expense	26.5	20.7	50.3	41.7
Net impairment of lease assets (note 1)	10.1	0.1	10.5	—
Depreciation and amortization	93.7	79.7	188.5	158.2
Unrealized (gain) loss on equity securities	(9.8)	(7.9)	(1.9)	0.8
Acquisition, integration, and restructuring costs (note 4)	12.3	12.7	25.8	26.9
Adjusted EBITDA	332.9	284.4	619.9	536.7

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2026	2025	2026	2025
Net income	150.3	135.4	261.1	235.5
Add back after tax:
Net impairment of lease assets (note 1)	7.6	0.1	8.0	—
Amortization of intangible assets related to acquisitions (note 2)	22.7	15.7	47.5	30.8
Unrealized (gain) loss on equity securities (note 3)	(7.4)	(6.1)	(1.4)	0.6
Acquisition, integration, and restructuring costs (note 4)	9.3	9.6	19.5	20.6
Adjusted net income	182.5	154.7	334.7	287.5
Weighted average number of shares outstanding - diluted	113,560,104	114,066,995	113,812,149	114,066,995
Adjusted earnings per share	1.61	1.36	2.94	2.52
See the Definitions section for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures.
note 1: The net impairment of lease assets includes onerous contract provisions related to the lease agreements associated with underutilized office space for the quarter ended June 30, 2026 of $(2.8) (2025 - $0.9) and for the two quarters ended June 30, 2026 of $(2.4) (2025 -$0.9). For the quarter ended June 30, 2026, this amount is net of tax of $2.5 (2025 - nil). For the two quarters ended June 30, 2026, this amount is net of tax of $2.5 (2025 - nil).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2026, this amount is net of tax of $7.6 (2025 - $5.1). For the two quarters ended June 30, 2026, this amount is net of tax of $15.6 (2025 -$9.6).
note 3: For the quarter ended June 30, 2026, this amount is net of tax of $(2.4) (2025 - $(1.8)) and for the two quarters ended June 30, 2026, this amount is net of tax of $(0.5) (2025 - $0.2).
note 4: The add back of certain administrative and marketing costs and depreciation primarily related to acquisition and integration expenses associated with our acquisitions and restructuring activities. For the quarter ended June 30, 2026, this amount is net of tax of $3.0 (2025 - $3.1) and for the two quarters ended June 30, 2026, this amount is net of tax of $6.3 (2025 - $6.3).

Management’s Discussion and Analysis June 30, 2026	M-5	Stantec Inc.

Financial Targets
We provided our annual targets for 2026 on page M-10 in our 2025 Annual Report (incorporated herein by reference). We are narrowing and adjusting upward the range of our adjusted EBITDA margin target contained within our 2026 guidance, reflected below, based on our financial performance to date and the outlook for the remainder of the year, further discussed in the Outlook section. Our other targets remain unchanged.

2026 Annual Range
Targets
Net revenue growth	8.5% to 11.5%
Adjusted EBITDA as % of net revenue (note)	17.8% to 18.3%
Adjusted net income as % of net revenue (note)	at or above 9.5%
Adjusted EPS growth (note)	15% to 18%
Adjusted ROIC (note)	above 13%
In setting our targets and guidance, we assumed an average value for the US dollar of $1.38, GBP of $1.85, and AU of $0.98 for the remainder of the year. For all other underlying assumptions, see page M-25.
note: Adjusted EBITDA, adjusted net income, adjusted EPS, and adjusted ROIC are non-IFRS measures discussed in the Definitions section.

Outlook
The key demand drivers supporting our industry remain favorable, and we continue to expect to achieve results in line with our previously disclosed 2026 targets. Diversified opportunities continue to arise from strong demand for services related to aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security.

The global environment is dynamic, and customer needs continue to evolve, as do public sector policy and investment priorities. While our year-to-date results position us favorably to achieve our initial estimate of net revenue growth of 8.5% to 11.5% in 2026, we have refined our outlook and now expect organic net revenue growth to be in the mid-single digits. In the United States, the organic growth in backlog and other customer demand signals support our continued expectation that results will improve across our business lines and yield mid-single digit organic net revenue growth for the year. In Canada, we also expect organic net revenue growth to improve moderately and achieve mid-single digits by year end, supported by public sector spending plans and continued demand, particularly in our Water and Buildings business lines. Lastly, we continue to expect Global to maintain strong organic net revenue growth in the high-single digits, supported by continued high levels of activity in our Water business under the ongoing Asset Management Program and frameworks, strong demand in Energy & Resources, and positive demand fundamentals across other Global business units.

Our year-to-date results reflect strong margin improvements and effectiveness in managing operating costs, and we have refined our estimate of adjusted EBITDA margin accordingly. We expect that adjusted EBITDA margin will reach a record range of 17.8% to 18.3% in 2026, reflecting an increase in the low end of our targeted range from 17.6% to 17.8% and an increase in the high end of the range from 18.2% to 18.3%. This improvement reflects strong project margins resulting from solid project execution, as well as continued focus on enhanced strategies in the management of administration and marketing costs. These initiatives include the continued expansion of our high-value centers, optimization of digital strategies, and increased efficiencies from improved scale in certain key geographies.

Overall, we expect to achieve an adjusted net income margin at or above 9.5% of net revenue, an adjusted ROIC greater than 13%, and to deliver 15% to 18% growth in adjusted EPS compared to 2025.

The above targets do not include any assumptions related to additional acquisitions, given the unpredictable nature of the timing and size of such transactions.

Management’s Discussion and Analysis June 30, 2026	M-6	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in Q2 2026 and year-to-date Q2 2026.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

In Q2 2026, we delivered net revenue of $1.8 billion and achieved a net revenue increase of 11.5% compared to Q2 2025. Year to date, we delivered net revenue of $3.5 billion, an overall 10.3% increase. In both periods, net revenue growth reflects significant contributions from our acquisitions, in particular Page, and double-digit organic growth from our Global region and Water business. Public infrastructure spending and private investment continue to be key growth drivers in 2026, with strong demand across the water and energy sectors. Other key drivers are the ongoing challenges to build climate resiliency, tackle resource security, and the growing need for energy transition solutions. The focus on Smart Cities and buildings, including hospitals, data centers, and other mission-critical facilities to meet the needs in the civic, healthcare, residential, and industrial markets, also continues to drive growth.

We generate over 75% of our gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these and other currencies had a net $11.2 million positive impact on our net revenue results in Q2 2026 compared to Q2 2025 and a net $15.4 million negative impact on our net revenue results year to date in 2026 compared to 2025:
•The US dollar averaged $1.38 in Q2 2025 and $1.39 in Q2 2026 —a 0.7% increase. Year to date, the US dollar averaged $1.41 in Q2 2025 and $1.38 in Q2 2026 — a 2.1% decrease. Overall, the fluctuations in the US dollar compared to the Canadian dollar did not have a significant impact on the quarter, and had a year- to-date negative impact on gross and net revenues.
•The GBP averaged $1.85 in Q2 2025 and $1.86 in Q2 2026—a 0.5% increase. Year to date, the GBP averaged $1.83 in Q2 2025 and $1.85 in Q2 2026 —a 1.1% increase. The strengthened GBP compared to the Canadian dollar had a positive effect on gross and net revenues.
•The AU dollar averaged $0.89 in Q2 2025 and $0.98 in Q2 2026—a 10.1% increase. Year to date, the AU dollar averaged $0.89 in Q2 2025 and $0.97 Q2 2026—a 9.0% increase. The strengthened AU dollar compared to the Canadian dollar had a positive effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Management’s Discussion and Analysis June 30, 2026	M-7	Stantec Inc.

Gross Revenue by Reportable Segment - Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026	Q2 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth
Canada	460.8	460.9	(0.1)	—	n/a	(0.1)	—%
United States	1,229.3	1,041.2	188.1	147.7	(0.5)	40.9	3.9%
Global	537.9	462.2	75.7	9.2	14.9	51.6	11.2%
Total	2,228.0	1,964.3	263.7	156.9	14.4	92.4
Percentage growth			13.4%	8.0%	0.7%	4.7%

Net Revenue by Reportable Segment - Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026	Q2 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	403.2	393.7	9.5	—	n/a	9.5	2.4%
United States	924.5	819.6	104.9	105.1	(0.2)	—	—%
Global	452.9	383.4	69.5	8.8	11.4	49.3	12.8%
Total	1,780.6	1,596.7	183.9	113.9	11.2	58.8
Percentage growth			11.5%	7.1%	0.7%	3.7%

Gross Revenue by Reportable Segment - year-to-date Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026 YTD	Q2 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	894.7	886.6	8.1	—	n/a	8.1	0.9%
United States	2,365.0	2,093.0	272.0	272.3	(46.8)	46.5	2.2%
Global	1,036.0	908.3	127.7	21.1	26.9	79.7	8.8%
Total	4,295.7	3,887.9	407.8	293.4	(19.9)	134.3
Percentage growth			10.5%	7.5%	(0.5%)	3.5%

Net Revenue by Reportable Segment - year-to-date Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026 YTD	Q2 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	779.5	765.8	13.7	—	n/a	13.7	1.8%
United States	1,817.0	1,624.5	192.5	205.8	(35.8)	22.5	1.4%
Global	878.4	759.4	119.0	19.5	20.4	79.1	10.4%
Total	3,474.9	3,149.7	325.2	225.3	(15.4)	115.3
Percentage growth			10.3%	7.2%	(0.6%)	3.7%

Management’s Discussion and Analysis June 30, 2026	M-8	Stantec Inc.

Gross Revenue by Business Operating Unit - Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026	Q2 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	606.5	435.3	171.2	156.9	1.8	12.5	2.9%
Infrastructure	525.8	523.3	2.5	—	4.9	(2.4)	(0.5%)
Water	483.4	427.4	56.0	—	3.4	52.6	12.3%
Environmental Services	396.1	373.2	22.9	—	2.1	20.8	5.6%
Energy & Resources	216.2	205.1	11.1	—	2.2	8.9	4.3%
Total	2,228.0	1,964.3	263.7	156.9	14.4	92.4
Percentage growth			13.4%	8.0%	0.7%	4.7%

Net Revenue by Business Operating Unit - Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026	Q2 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	468.1	345.3	122.8	113.9	2.0	6.9	2.0%
Infrastructure	429.6	430.3	(0.7)	—	4.1	(4.8)	(1.1%)
Water	399.0	355.5	43.5	—	1.6	41.9	11.8%
Environmental Services	297.0	286.2	10.8	—	1.9	8.9	3.1%
Energy & Resources	186.9	179.4	7.5	—	1.6	5.9	3.3%
Total	1,780.6	1,596.7	183.9	113.9	11.2	58.8
Percentage growth			11.5%	7.1%	0.7%	3.7%

Management’s Discussion and Analysis June 30, 2026	M-9	Stantec Inc.

Gross Revenue by Business Operating Unit - year-to-date Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026 YTD	Q2 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	1,144.7	870.3	274.4	287.0	(8.4)	(4.2)	(0.5%)
Infrastructure	1,032.1	1,037.7	(5.6)	—	(0.8)	(4.8)	(0.5%)
Water	946.0	850.2	95.8	6.4	(4.3)	93.7	11.0%
Environmental Services	739.4	718.0	21.4	—	(5.7)	27.1	3.8%
Energy & Resources	433.5	411.7	21.8	—	(0.7)	22.5	5.5%
Total	4,295.7	3,887.9	407.8	293.4	(19.9)	134.3
Percentage growth			10.5%	7.5%	(0.5%)	3.5%

Net Revenue by Business Operating Unit - year-to-date Q2 2026
(In millions of Canadian dollars, except percentages)	Q2 2026 YTD	Q2 2025 YTD	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Buildings	907.4	693.5	213.9	219.6	(5.5)	(0.2)	—%
Infrastructure	849.3	856.9	(7.6)	—	0.2	(7.8)	(0.9%)
Water	784.2	693.6	90.6	5.7	(5.2)	90.1	13.0%
Environmental Services	559.0	550.8	8.2	—	(4.0)	12.2	2.2%
Energy & Resources	375.0	354.9	20.1	—	(0.9)	21.0	5.9%
Total	3,474.9	3,149.7	325.2	225.3	(15.4)	115.3
Percentage growth			10.3%	7.2%	(0.6%)	3.7%

Canada
We achieved 2.4% organic net revenue growth during the quarter and 1.8% year to date. Double-digit organic net revenue growth during the quarter in our Water business was driven by biosolids projects and continued momentum on wastewater solution projects. Robust organic net revenue growth was also achieved in both our Buildings and Environmental Services businesses through public sector investment primarily in our civic markets and an increase in environmental planning in the mining industry, respectively. Partly offsetting the growth was a retraction in our Infrastructure business due to the wind-down of certain significant transit and roadway projects in accordance with anticipated project cycles.

United States
Our acquisition of Page contributed to double-digit growth in net revenue during both the quarter and year to date. Organic growth was moderated by the deferral of certain public and private capital investment decisions and the rescheduling of various large project milestones. The underlying demand for infrastructure, energy, transportation, and advanced facilities projects remains strong. As these delays subside, we expect organic growth to accelerate in the back half of the year.

In the quarter, our Water business achieved modest organic growth due to continued demand on large wastewater treatment projects, partly offset by the wind-down of certain large projects in the south region. In Energy & Resources, work on a major hydropower dam project contributed to organic growth and our Infrastructure business delivered growth through data center projects in our north central region and benefited from favorable recoveries on a large transportation project. During the quarter and year to date, offsetting organic growth was a retraction in Buildings due to the wind-down of certain major mission critical, healthcare, and industrial projects in accordance with anticipated project cycles.

Management’s Discussion and Analysis June 30, 2026	M-10	Stantec Inc.

Global
In our Global operations, we achieved net revenue growth of 18.1% during the quarter and 15.7% year to date, primarily reflecting strong organic growth, as well as acquisition growth, and positive foreign exchange impacts. Our industry-leading Water business continued to deliver robust organic growth—achieving approximately 20% organic growth in the quarter and year to date—through long-term framework agreements and public sector investment in water infrastructure across the UK, Australia, and New Zealand. The ramp up of projects in Chile and Peru drove double-digit organic growth in Energy & Resources as the growing need for energy-transition solutions continued to drive demand in mining for copper. On a year-to-date basis, our Global operations also had modest growth in the Infrastructure business, driven primarily by double-digit organic growth in Germany from momentum on a major public sector electrical transmission project and increased volume on transit and rail projects.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS Accounting Standards.

Our contract backlog at June 30, 2026 stands at $9.2 billion, reflecting an increase of $1.4 billion since June 30, 2025, and represents approximately 13 months of work. Acquisitions completed in 2025 contributed to growth of 7.8% or $610.5 million, primarily within Buildings which had backlog growth of over 40%. Backlog grew organically in all of our regions, most notably in Global with organic growth of 24.7%, and particularly in our Water business, achieving over 10% organic growth.

Compared to December 31, 2025, our backlog grew 7.8%, or $666.1 million, reflecting organic growth of 5.2%, or $446.4 million. Organic growth was achieved in all of our regions and particularly in Environmental Services and Energy & Resources, both achieving over 10% organic growth.

Backlog by Reportable Segment - June 30, 2026 vs June 30, 2025
(In millions of Canadian dollars, except percentages)	Jun 30, 2026	Jun 30, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,862.4	1,786.6	75.8	—	—	75.8	4.2%
United States	5,465.9	4,584.7	881.2	598.6	174.4	108.2	2.4%
Global	1,908.0	1,490.5	417.5	11.9	37.6	368.0	24.7%
Total	9,236.3	7,861.8	1,374.5	610.5	212.0	552.0
Percentage growth			17.5%	7.8%	2.7%	7.0%

Backlog By Reportable Segment - June 30, 2026 vs December 31, 2025
(In millions of Canadian dollars, except percentages)	Jun 30, 2026	Dec 31, 2025	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,862.4	1,760.5	101.9	—	n/a	101.9	5.8%
United States	5,465.9	5,127.5	338.4	—	177.8	160.6	3.1%
Global	1,908.0	1,682.2	225.8	—	41.9	183.9	10.9%
Total	9,236.3	8,570.2	666.1	—	219.7	446.4
Percentage growth			7.8%	—%	2.6%	5.2%

Management’s Discussion and Analysis June 30, 2026	M-11	Stantec Inc.

Major Project Awards
We continue to secure major projects across various sectors, demonstrating our expertise and commitment to delivering impactful solutions for clients. Our strategic partnerships facilitated growth and expansion across the regions we serve and led to a number of impactful opportunities.

Canada
The Buildings team has been selected to provide architecture, engineering, and integrated design services for Meta’s $13 billion data center in Sturgeon County, Alberta, supporting the expansion of the province’s critical digital infrastructure. Our Infrastructure team is contributing to one of Canada’s most significant airport expansion projects as part of Montreal Airport Authority’s nearly $10 billion transformation of Montréal-Trudeau International Airport (YUL). Stantec will deliver the civil infrastructure design for the new YUL satellite pier which will enhance capacity, improve passenger experience, and support long-term regional growth. Our Environmental Services team secured a multi-year standing offer agreement with the Government of the Northwest Territories and Indigenous partners to support environmental assessment and regulatory permitting for the Taltson Hydro Expansion Project. The North of 60 initiative will add 60 megawatts of hydroelectric generation and a 320-kilometre transmission line connecting to the grid, which will improve energy security, and support clean energy growth across Canada’s North. Under a 12-year project contract, the Water team was selected to deliver the City of Toronto’s high-rate treatment facility, a key component of the Ashbridges Bay Water Treatment Plant. The facility will help manage combined sewer overflows captured by the city’s new tunnel system under the Wet Weather Flow Master Plan.

United States
Expanding work on a multibillion-dollar facility for semiconductor manufacturing, research and development, our Buildings team was awarded architecture and engineering services for a 300,000-square-foot of Class 100 cleanroom fit-out. The Environmental Services team secured a new master services agreement with the City and County of Denver to provide on-call restoration, ecological, and technical services. This award strengthens our presence in the Denver market, while expanding our partnership with a key municipal client, and highlights the value of integrated collaboration across our teams. The Energy & Resources team was selected by a Rocky Mountain region utility company to design a downstream dam raise, valve house, and spillway. The project will more than double the reservoir’s capacity to nearly 13,800 acre-feet and will help provide greater water security for hundreds of thousands of utility customers. The Water team was selected to provide preliminary design and evaluation services for the Fort Collins, Colorado Preliminary Treatment (Headworks Improvements) Project at the Drake Water Reclamation Facility, a 23-million-gallon-per-day wastewater treatment plant. The project will modernize critical headworks infrastructure to improve debris removal, reduce impacts to downstream processes, and enhance overall treatment reliability, reinforcing our role as a trusted partner in delivering resilient wastewater solutions.

Global
The UK Water team is delivering the second year of a potential eight-year technical consultancy services agreement for Southern Water. Work includes a range of vital water and wastewater projects for this long-standing client. In Australia, the Buildings team was selected by the Western Australia Department of Housing and Works for a 10-year, AU$10 million (CA$9.83 million) framework to provide engineering and building-related consulting services for non-residential projects, including education, hospitals, justice, and other social infrastructure. Australia’s Buildings team was also selected to provide engineering services for the Redcliffe Hospital redevelopment, which includes a new clinical services building and renovations to existing spaces once services transition to the new facility. The expansion will help meet growing demand for healthcare access and improve service delivery for patients, staff, and clinicians.

Project Margin
In general, project margin fluctuations depend on the particular mix of projects in progress during any quarter and on project execution. The fluctuations reflect our business model, which is based on providing services across diverse geographic locations, business operating units, and all phases of the infrastructure and facilities project life cycle. For a definition of project margin, refer to the Financial Performance section of our 2025 Annual Report (incorporated herein by reference).

Project margin in the quarter increased $106.0 million, or 12.3%, and as a percentage of net revenue, project margin increased to 54.5% from 54.2%. Year to date, project margin increased $176.6 million, or 10.3%, and as a percentage of net revenue, project margin remained stable at 54.2%. Net revenue growth, driven by public and private investments, contributed to project margin increases. As a percentage of net revenue, project margin remained in line with our expectations.

Management’s Discussion and Analysis June 30, 2026	M-12	Stantec Inc.

Project Margin by Reportable Segment
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2026		2025		2026		2025
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Canada	211.0	52.3%	210.0	53.3%	407.8	52.3%	409.5	53.5%
United States	515.0	55.7%	451.4	55.1%	1,006.8	55.4%	895.1	55.1%
Global	244.7	54.0%	203.3	53.0%	470.2	53.5%	403.6	53.1%
Total	970.7	54.5%	864.7	54.2%	1,884.8	54.2%	1,708.2	54.2%

Project Margin by Business Operating Unit
	Quarter Ended Jun 30,				Two Quarters Ended Jun 30,
	2026		2025		2026		2025
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Buildings	257.4	55.0%	184.4	53.4%	487.6	53.7%	373.2	53.8%
Infrastructure	225.9	52.6%	227.6	52.9%	451.5	53.2%	458.0	53.4%
Water	218.6	54.8%	191.5	53.9%	429.8	54.8%	373.8	53.9%
Environmental Services	170.3	57.3%	164.1	57.3%	317.4	56.8%	312.7	56.8%
Energy & Resources	98.5	52.7%	97.1	54.1%	198.5	52.9%	190.5	53.7%
Total	970.7	54.5%	864.7	54.2%	1,884.8	54.2%	1,708.2	54.2%

Canada
In our Canada operations, project margin in the quarter increased $1.0 million to $211.0 million and year to date decreased $1.7 million to $407.8 million. As a percentage of net revenue, project margin decreased 100 basis points in the quarter to 52.3% and 120 basis points year to date to 52.3%. A change in project mix and lower volume in rail projects and roadways contributed to lower margins as a percentage of net revenue in Infrastructure. Delays in change order approvals also contributed to lower margins in Energy & Resources.

United States
In our US operations, project margin increased $63.6 million in the quarter to $515.0 million and year to date $111.7 million to $1.0 billion. As a percentage of net revenue, project margin increased 60 basis points in the quarter to 55.7% and 30 basis points year to date to 55.4%. Solid and consistent project execution throughout Infrastructure and Water was partly offset by a higher volume of slightly lower margin projects during the quarter in Environmental Services and Energy & Resources, as well as certain project execution challenges in Buildings.

Global
In our Global operations, project margin increased $41.4 million in the quarter to $244.7 million and year to date $66.6 million to $470.2 million. As a percentage of net revenue, project margin increased by 100 basis points in the quarter to 54.0% and 40 basis points year to date to 53.5%. Project margin increased as a result of strong project execution and favorable project mix throughout our businesses, particularly in Water, Buildings, and Energy & Resources.

Administrative and Marketing Expenses
Administrative and marketing expenses in the quarter increased $49.9 million and decreased as a percentage of net revenue by 110 basis points to 36.4%. Year to date, administrative and marketing expenses increased $86.2 million compared to the prior period and decreased as a percentage of net revenue by 110 basis points to 37.3% in 2026. Our overall focus on efficient management of operations and optimization of discretionary spending, including higher utilization and reduced occupancy costs as a result of our real estate optimization strategy, contributed to lower administrative and marketing costs as a percentage of net revenue.

Management’s Discussion and Analysis June 30, 2026	M-13	Stantec Inc.

Amortization of Intangible Assets
Amortization of intangible assets increased $9.0 million in Q2 2026 and $22.9 million year to date as a result of acquisitions completed in 2025. Acquisitions completed added intangible assets of $192.9 million to client relationships and $61.5 million to contract backlog.

Net Impairment (Reversal) of Lease Assets
As part of the our strategic plan and acquisition integration activities, the real estate portfolio is evaluated for opportunities to generate positive returns from subleasing otherwise underutilized office space. During the two quarters ended June 30, 2026, we executed certain subleasing agreements that resulted in a net impairment of the related lease assets of $12.9 million primarily in the Canada reportable segment (June 30, 2025 - net impairment reversal of $0.9 million). The impairment charges were calculated based on the value-in-use method.

Net Interest Expense and Other Net Finance Expense
Net interest expense and other net finance expense increased $5.8 million compared to Q2 2025 and $8.5 million in the first two quarters of 2026. The increase was primarily due to the higher overall net debt to fund our 2025 acquisitions.

Income Taxes
Our effective income tax rate in the quarter was 24.9%, an increase from 24.4% in Q2 2025 and year to date was 24.7%, an increase from 23.8% in 2025, due to the mix of earnings from the various jurisdictions we operate in and increasing income offsetting available deductions.

Summary of Quarterly Results
The following table presents selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes.

Quarterly Unaudited Financial Information

	2026		2025				2024
(In millions of Canadian dollars, except per share amounts)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross revenue	2,228.0	2,067.7	2,115.8	2,140.5	1,964.3	1,923.6	1,959.5	1,929.4
Net revenue	1,780.6	1,694.3	1,639.7	1,705.4	1,596.7	1,553.0	1,478.4	1,524.8
Net income	150.3	110.8	93.9	150.0	135.4	100.1	98.0	103.2
Diluted earnings per share	1.32	0.97	0.82	1.32	1.19	0.88	0.86	0.90
Adjusted net income (note)	182.5	152.2	142.8	174.1	154.7	132.8	126.2	147.9
Adjusted EPS (note)	1.61	1.33	1.25	1.53	1.36	1.16	1.11	1.30
note: Adjusted net income and adjusted EPS are non-IFRS measures discussed in the Definitions section.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported.

Management’s Discussion and Analysis June 30, 2026	M-14	Stantec Inc.

The table below compares quarters, summarizing the impact of organic and acquisition growth and foreign exchange on net revenue:

	Q2 2026	Q1 2026	Q4 2025	Q3 2025
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Increase in net revenue due to
Organic growth	58.8	56.5	58.0	84.8
Acquisition growth	113.9	111.4	95.5	79.7
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	11.2	(26.6)	7.8	16.1
Total increase in net revenue	183.9	141.3	161.3	180.6

We experience variability in our results of operations from quarter to quarter due to the nature of the sectors and geographies we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions in the northern hemisphere and holiday schedules. The increase in net revenue in Q2 2026 compared to Q2 2025 reflects organic growth and revenue contributions from acquisitions completed in the last twelve months and favorable net foreign exchange impacts. (See additional information on the operating results in our MD&A for each respective quarter.)

Management’s Discussion and Analysis June 30, 2026	M-15	Stantec Inc.

Statements of Financial Position
The following table highlights the balances of assets, liabilities, and equity as at June 30, 2026 and December 31, 2025:

(In millions of Canadian dollars)	Jun 30, 2026	Dec 31, 2025
Total current assets	3,021.6	2,790.8
Property and equipment	311.3	308.4
Lease assets	551.1	545.4
Goodwill	3,316.0	3,221.8
Intangible assets	530.4	594.5
Net employee defined benefit asset	78.7	87.4
Deferred tax assets	105.0	115.4
Other assets	280.2	293.2
Total assets	8,194.3	7,956.9

Current portion of lease liabilities	112.0	113.6
Current portion of long-term debt	149.8	291.0
Current portion of provisions	56.0	46.5
All other current liabilities	1,693.0	1,814.9
Total current liabilities	2,010.8	2,266.0
Lease liabilities	616.7	585.4
Long-term debt	1,848.6	1,527.3
Provisions	187.3	191.2
Net employee defined benefit liability	20.1	18.9
Deferred tax liabilities	76.7	72.6
Other liabilities	40.1	55.1
Equity	3,394.0	3,240.4
Total liabilities and shareholders' equity	8,194.3	7,956.9
Refer to the Liquidity and Capital Resources section for an explanation of the changes in current assets, current liabilities, and shareholders’ equity.

The carrying amount of assets and liabilities for our US operations and certain other Global subsidiaries on our consolidated statements of financial position increased, primarily due to the strengthening of the US and Australian dollars and the British pound relative to the Canadian dollar. Other factors that impacted our assets and liabilities are indicated below.

Increases to long term assets are primarily due to lease additions and modifications and additions to property and equipment, offset by depreciation expense and a net impairment of $12.9 million.

Decreases to long-term assets include the amortization of intangible assets and the reduction in other assets primarily related to the net sales of investments held for self-insured liabilities and fluctuations in the fair value of derivative financial instruments.

Total long-term debt increased $180.1 million due to higher draws on the revolving credit facility partly offset by repayments made on notes payable and other financing obligations. Repayment was also made on the unsecured term bilateral credit facility of $100 million, which matured on June 26, 2026. Lease liabilities increased due to additions and modifications, partly offset by lease payments made.

Management’s Discussion and Analysis June 30, 2026	M-16	Stantec Inc.

In the first quarters of 2026, we converted our bulk buy-in annuity policy for a section of the UK pension scheme into buy-out annuity contracts. This conversion settled $103.1 million of our defined benefit plan obligation and reduced the related plan assets by an equal amount. As a result, there was no impact on our net employee defined benefit plan asset, net income, other comprehensive income, or cash flows.

In the second quarter of 2026, we entered into a bulk buy-in annuity policy for a separate section of the UK pension scheme which resulted in a pre-tax remeasurement adjustment of $11.2 million, representing the difference between the premium paid for the annuity policy and the value of the related defined benefit plan obligation. Future cash flows from this bulk annuity will match the amount and timing of certain benefits payable under the scheme. The bulk buy-in annuity does not extinguish our risks and obligations under the plan.

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings (further described in the Capital Management section); and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Working Capital
The following table summarizes working capital information at June 30, 2026, compared to December 31, 2025:

(In millions of Canadian dollars, except ratios)	Jun 30, 2026	Dec 31, 2025
Current assets	3,021.6	2,790.8
Current liabilities	2,010.8	2,266.0
Working capital (note)	1,010.8	524.8
Current ratio (note)	1.50	1.23
note: See the Definitions section for our discussion of supplementary financial measures used.

The carrying amount of current assets and liabilities for our US operations and certain other Global subsidiaries on our consolidated statements of financial position increased, primarily due to the strengthening of the US and Australian dollars and the British pound relative to the Canadian dollar. Other factors that impacted our assets and liabilities are indicated below.

Current assets increased due to a collective increase of $225.9 million in trade and other receivables, unbilled receivables, and contract assets, primarily related to the timing of billings and collections, and an increase in prepaid expenses of $25.1 million primarily due to increased subscription renewal fees for certain cloud-based software solutions. These increases were partly offset by a decrease in cash and cash equivalents of $20.8 million (explained in the Cash Flows section).

Our DSO was 75 days at June 30, 2026, remained within our stated internal guideline of 75 days, and increased by two days compared to June 30, 2025 and six days compared to December 31, 2025 due to routine fluctuations from normal course variability in the timing of sales and payments.

The decrease in current liabilities was primarily related to the decrease in trade and other payables due to the timing of supplier payments as well as a decrease in the current portion of long-term debt (explained in the Statements of Financial Position section).

Management’s Discussion and Analysis June 30, 2026	M-17	Stantec Inc.

Cash Flows
Our cash flows from and used in operating, investing, and financing activities are reflected in the consolidated statements of cash flows and are summarized below:

	Quarter Ended Jun 30,			Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2026	2025	Change	2026	2025	Change
Cash flows from operating activities	118.6	134.0	(15.4)	116.3	234.7	(118.4)
Cash flows used in investing activities	(20.9)	(59.3)	38.4	(17.5)	(80.9)	63.4
Cash flows (used in) from financing activities	(95.1)	34.5	(129.6)	(158.3)	(19.3)	(139.0)

Cash Flows From Operating Activities
Year-to-date cash flows from operating activities were $116.3 million, a decrease of $118.4 million from 2025, reflecting the required investment in net working capital as a result of revenue growth due to the acquisitions completed in 2025 and in our Global region and the residual impacts of the Page integration in Q1 2026. Partly offsetting the decrease in cash inflows were lower tax payments.

Cash Flows Used in Investing Activities
Year-to-date cash flows used in investing activities decreased $63.4 million from 2025 to $17.5 million, primarily related to $36.8 million paid for acquisitions completed during 2025. Additionally, proceeds from the sale of investments held for self-insured liabilities were $83.0 million compared to $48.2 million in 2025. This was partly offset by an increase in cash used to purchase property and equipment and intangible assets.

Cash Flows (Used In) From Financing Activities
Year-to-date cash flows used in financing activities were $158.3 million, a $139.0 million increase compared to 2025. Cash flows used in financing activities increased primarily due to the shares repurchased for cancellation under our Normal Course Issuer Bid (NCIB) of $175.9 million, partly offset by net proceeds received from our credit facilities.

Capital Management
Our objective in managing Stantec's capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy, while maintaining a strong balance sheet and managing dividend increases to our target payout ratio in a sustainable manner.

Although our priority in deploying capital remains funding accretive acquisitions, as sufficient capital is available, we believe that the repurchase of outstanding common shares is an appropriate use of Company funds when, from time-to-time, the market price of our common shares does not fully reflect the value of our business or future business prospects.

Our NCIB on the TSX was renewed on March 12, 2026, enabling us to repurchase up to 2,281,339 of our common shares during the period of March 12, 2026 to March 11, 2027. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

Management’s Discussion and Analysis June 30, 2026	M-18	Stantec Inc.

(In millions of Canadian dollars, except ratios)	Jun 30, 2026	Dec 31, 2025
Current and non-current portion of long-term debt	1,998.4	1,818.3
Less: cash and cash equivalents	(377.3)	(398.1)
Bank indebtedness	21.3	29.6
Net debt	1,642.4	1,449.8
Shareholders' equity	3,394.0	3,240.4
Total capital managed	5,036.4	4,690.2
Trailing twelve months adjusted EBITDA (note)	1,226.8	1,143.7
Net debt to adjusted EBITDA ratio (note)	1.3	1.3
note: See the Definitions section for our discussion of non-IFRS measures used.

At June 30, 2026, our net debt to adjusted EBITDA ratio was 1.3x, consistent with December 31, 2025, remaining within our stated internal guideline and providing additional capacity to fund future acquisition opportunities and growth initiatives.

Our credit facilities include:
•senior unsecured notes of $975 million;
•syndicated senior unsecured credit facilities of $1.5 billion, consisting of a revolving credit facility in the maximum of $1.2 billion and a term loan of $310 million (with access to additional funds of $600 million through an accordion feature);
•an unsecured revolving bilateral credit facility of US$100 million; and
•an uncommitted unsecured multicurrency credit facility of £20 million and an overdraft facility of AU$5 million.

On June 18, 2026, we amended our syndicated senior credit facilities and unsecured revolving bilateral credit facility to change certain terms and conditions, including extending the maturity dates of the syndicated senior unsecured credit facilities and the revolving bilateral credit facility. The amendments to the terms and conditions were not considered to be substantial. Our unsecured term bilateral credit facility of $100 million matured on June 26, 2026.

We are required to comply with certain covenants as part of our senior unsecured notes, syndicated senior credit facilities, and unsecured bilateral credit facility. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreements).

At June 30, 2026, $990.0 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our credit facilities as at and throughout the period ended June 30, 2026.

Shareholders’ Equity

Shareholders’ equity increased $153.6 million from December 31, 2025. The increase in shareholders' equity was due to net income of $261.1 million earned in the first two quarters of 2026 and other comprehensive income of $123.9 million, primarily related to exchange differences on translation of our foreign subsidiaries.

Partly offsetting the increase in shareholders' equity, was $175.9 million paid to repurchase 1,667,292 common shares under our NCIB and dividends declared of $55.5 million.

Management’s Discussion and Analysis June 30, 2026	M-19	Stantec Inc.

Other
Outstanding Share Data
Common shares outstanding were 112,399,703 at June 30, 2026 and August 12, 2026. From July 1, 2026 to August 12, 2026, no common shares were purchased for cancellation under our NCIB or our Automatic Share Purchase Plan.

Contractual Obligations
The nature and extent of our contractual obligations did not change materially from those described in the Contractual Obligations section of our 2025 Annual Report (incorporated herein by reference), other than the amendments of certain credit facilities (described in the Capital Management section) and the conversion and purchase of bulk annuity policies related to our UK pension scheme (described in the Statement of Financial Position section). Management believes sufficient liquidity is available to meet our contractual obligations as at June 30, 2026.

Off-Balance Sheet Arrangements
The nature and extent of our off-balance sheet arrangements did not change materially from those described in the Off-Balance Sheet Arrangements section of our 2025 Annual Report (incorporated herein by reference).

Financial Instruments and Market Risk
At June 30, 2026, the nature and extent of our use of financial instruments did not change materially from those described in the Financial Instruments and Market Risk section of our 2025 Annual Report (incorporated herein by reference).

Related-Party Transactions
Transactions with subsidiaries, structured entities, associated companies, joint ventures, and key management personnel are further described in note 32 of our audited consolidated financial statements for the year ended December 31, 2025 (included in our 2025 Annual Report and incorporated herein by reference). At June 30, 2026, the nature and extent of these transactions were not materially different from those disclosed in the 2025 Annual Report.

Critical Accounting Developments, Estimates, and Measures
Recent Accounting Pronouncements
Amendments to IFRS 9 and IFRS 7 adopted in the period and disclosed in note 3 of our unaudited interim consolidated financial statements for the quarter and the two quarters ended June 30, 2026 (incorporated herein by reference), resulted in a change in the accounting policy for derecognition of liabilities settled with cash. Previously, we derecognized liabilities settled with cash on payment instruction. Under the new policy, we have elected to apply the optional exception to derecognize financial liabilities settled through qualifying electronic payment systems on payment instruction, while financial liabilities settled through other methods are derecognized on settlement.

The amendments apply retrospectively; however, we were not required to restate prior periods to reflect their application under transitional provisions. The adjustment to cash and cash equivalents and trade and other payables at January 1, 2026 is reflected in our unaudited interim consolidated statements of cash flows for the two quarters ended June 30, 2026. The amendments did not have any other material effects on our consolidated financial statements.

Future Adoptions
Standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective are described in note 3 of our unaudited interim consolidated financial statements for the quarter ended June 30, 2026 (incorporated herein by reference). We are currently considering the impact of adopting these standards and amendments on our consolidated financial statements.

Management’s Discussion and Analysis June 30, 2026	M-20	Stantec Inc.

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS Accounting Standards requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results.

There has been no significant change in our critical accounting estimates from those described in our 2025 Annual Report in the Critical Accounting Estimates, Developments, and Measures section and in note 5 of our December 31, 2025 audited consolidated financial statements (incorporated herein by reference).

Definitions of Non-IFRS and Other Financial Measures
This MD&A includes references to and uses measures and terms that are not specifically defined in IFRS Accounting Standards and do not have any standardized meaning prescribed by IFRS Accounting Standards. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS Accounting Standards financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS Accounting Standards measure is included on page M-5.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow performance. The most comparable IFRS Accounting Standards measure for adjusted EBITDA is net income.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgment and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS Accounting Standards measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the diluted weighted average number of shares outstanding.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. The most comparable IFRS Accounting Standards measure for adjusted net income before tax-adjusted interest is net income. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and cash equivalents, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-19.

Management’s Discussion and Analysis June 30, 2026	M-21	Stantec Inc.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS Accounting Standards measure, cash flows from operating activities, is included in the Additional Reconciliation of Non-IFRS Financial Measure on page M-23.

Free Cash Flow to Net Income is a non-IFRS ratio that we use to measure conversion of net income into cash. It is calculated by dividing free cash flow (defined above) by net income.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR) is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO) is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS Accounting Standards.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard measures.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS Accounting Standard financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-19.

Management’s Discussion and Analysis June 30, 2026	M-22	Stantec Inc.

Additional Reconciliation of Non-IFRS Financial Measure

Free Cash Flow

	Quarter Ended Jun 30,		Two Quarters Ended Jun 30,
(In millions of Canadian dollars)	2026	2025	2026	2025
Net cash flows from operating activities	118.6	134.0	116.3	234.7
Less: capital expenditures (property and equipment and intangible assets)	(20.0)	(19.0)	(41.5)	(35.1)
Less: net lease payments	(39.1)	(36.9)	(81.0)	(70.6)
Free cash flow (note)	59.5	78.1	(6.2)	129.0
note : See the Definitions section for a discussion of free cash flow, a non-IFRS measure.

Controls and Procedures
Evaluation of Disclosure Controls and Procedures
Our CEO and CFO evaluated our disclosure controls and procedures (defined in the US Securities Exchange Act Rules 13a–15(e) and 15d–15(e) and as defined in Canada by National Instrument 52-109) as of the end of the period covered by this quarterly report. Based on the evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at such date.

Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rules 13a–15 or 15d–15 under the Securities Exchange Act of 1934 that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors
For the two quarters ended June 30, 2026, there has not been a significant change in our risk factors from those described in our 2025 Annual Report (incorporated herein by reference). We continue to closely monitor the military conflict in the Middle East, as Stantec has projects in the region and offices in Bahrain, Qatar, Saudi Arabia, and United Arab Emirates, and are implementing measures to mitigate workforce disruptions. We cannot provide assurance that these measures will be effective.

As noted in our 2025 Annual Report, international tensions and military conflicts may lead to adverse impacts including political and macroeconomic uncertainty, supply chain issues, market volatility, decreased public spending and slowing growth forecasts, workforce disruptions, an increased risk of cyberattacks, project delays or cancellations, and additional costs in assessing security risks and implementing security plans. The duration and scale of military conflicts are outside of our control and may have a cascading impact on the global economy, which may affect our results of operations, cash flows, and backlog.

Subsequent Events
Niche
On July 31, 2026, we acquired all of the issued and outstanding shares of Niche Environment and Heritage Pty Ltd and Ausecology Pty Ltd (collectively Niche). Niche Environment is a 200-person engineering and environmental consultancy firm with locations in the Australian states of Queensland, New South Wales, and Victoria. This acquisition will strengthen our Environmental Services operations in the Global group of cash generating units.

Dividends
On August 12, 2026, our Board of Directors declared a dividend of $0.245 per share, payable on October 15, 2026, to shareholders of record on September 29, 2026.

Management’s Discussion and Analysis June 30, 2026	M-23	Stantec Inc.

Caution Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements or forward-looking information within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws (forward-looking statements). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlooks or future-oriented financial information. Any financial outlook or future-oriented financial information in this MD&A has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future and may not be appropriate for other purposes.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2026 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our expectations in our Outlook section to address our targets and expectations for 2026:
◦Our belief that opportunities arising from aging infrastructure and urbanization, climate change and the need for resilience to extreme weather events, future technologies and associated energy requirements, advanced manufacturing, and resource security continue to drive growth in demand for our services;
◦Public sector spending will continue in alignment with currently announced programs and legislation, as well as increasing confidence and activity in the private sector;
◦Net revenue growth of 8.5% to 11.5%, with organic net revenue growth in the mid-single digits;
◦Organic net revenue growth in Canada and the US in the mid-single digits and Global in the high-single digits;
◦Adjusted EBITDA margin in the range of 17.8% to 18.3%, increased from the target range of 17.6% to 18.2% previously set, reflecting strong project margins resulting from solid project execution, as well as focus on enhanced strategies in the management of administration and marketing costs, including expanding the use of our high value centers, optimization of digital strategies, and increased efficiencies from improving scale in certain geographies;
◦Adjusted net income as a percentage of net revenue at or above 9.5%;
◦Adjusted EPS growth in the range of 15% to 18%;
◦Adjusted ROIC expected to be above 13%;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our belief that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures;
•Our belief we have sufficient liquidity to meet our contractual obligations; and
•Our expectations in the Critical Accounting Developments, Estimates, and Measures section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Management’s Discussion and Analysis June 30, 2026	M-24	Stantec Inc.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks. For the two quarters ended June 30, 2026, there has been no significant change in our risk factors from those described in our 2025 Annual Report (incorporated herein by reference).

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2026 and their effect on our business. The material factors and assumptions used to support our 2026 outlook included on M-6 are set forth below:

•Our June 2026 outlook forecast assumed an average value for the US dollar of $1.38, GBP $1.85, and AU of $0.98. While the average value for the GBP is consistent with the outlook included in our 2025 Annual Report, the average values for the US dollar and AU have increased by $0.02 and $0.08, respectively.
•The overnight interest rate target is currently 2.25% in Canada, 3.63% in the US, and 3.75% in the UK, while the assumptions included in the 2025 Annual Report reflected rates of 2.25% in Canada, 3.65% in the US, and 3.73% in the UK. The Company’s fixed rate senior unsecured notes are expected to partially offset changes in rates.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 23% to 25% and was considered based on the tax rates in place as of December 31, 2025, as well as our mix of expected earnings for the countries we operate in.
•As of June 2026, Canada's GDP is expected to grow by 0.7% in 2026, a reduction from the previous expectation of 1.5% growth in December 2025, while the US is projected to see a growth rate of 2.2%, consistent with prior expectations. In global markets, the UK is projected to see a growth rate of 1.0% compared to 1.3% at December 2025, and Australia is projected to see a growth rate of 1.3% compared to 2.0% at December 2025.
•As of June 2026, the number of total housing starts in Canada is forecasted to decrease in 2026 by 6.8% compared to 2025, while the 2025 Annual Report assumed that the number of total housing starts would decrease in 2026 by 0.8%. During the first half of 2026, new housing construction in Canada decreased 1.2% over the first half of 2025. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2026 is 1.35 million, a 0.55% decrease compared to 2025, but an increase from the $1.34 million included in the 2025 Annual Report.
•The American Institute of Architects ABI (architectural billing index) has decreased to 47.3 as of June 2026 from 48.5 at the end of December 2025, reflecting a slight deterioration and continued presence of soft architectural billings.
•The U.S. EIA expects oil prices for 2026 to increase sharply from 2025 levels, down slightly from estimated prices in March 2026. Metals, and mineral prices for 2026 are expected to increase from 2025 levels.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of August 12, 2026, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2026, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management’s Discussion and Analysis June 30, 2026	M-25	Stantec Inc.